Exhibit 12.2

NRG Energy, Inc
Computation of Ratio of Earnings to Fixed Charges
And Preferred Stock Dividend Requirements

					For the Period	For the Period
	For the Year	For the Year	For the Year	For the Year	December 6,	January 1,
	Ended	Ended	Ended	Ended	2003 Through	2003 Through
	December 31,	December 31,	December 31,	December 31,	December 31,	December 5,
(In millions except ratio)	2007	2006	2005	2004	2003	2003

Earnings:
Income before taxes from continuing operations before income tax	$946	$865	$110	$232	$11	$3,241
Minority interest in earnings					—	—
Less:
Undistributed equity in earning of unconsolidated affiliates	(33)	(33)	(8)	(1)	2	(41)
Capitalized interest	(11)	(5)	—	—	—	—
Preference dividends — tax effected	(91)	(83)	(33)	(1)
Add:
Fixed charges	789	682	233	250	17	293

Total Earnings:	$1,600	$1,426	$302	$480	$30	$3,493

Fixed Charges:
Interest expense	$657	$562	$186	$222	$15	$271
Interest capitalized	11	5	—	—	—	—
Amortization of debt issuance costs	22	22	6	9	1	18
Amortization of debt discount	6	6	5	14	1	—
Approximation of interest in rental expense	2	4	3	4	0	4
Tax effect of preference dividends	91	83	33	1

Total Fixed Charges:	$789	$682	$233	$250	$17	$293

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	2.03	2.09	1.30	1.92	1.76	11.92

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